UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

INSU Acquisition Corp. III

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

457817302**

(CUSIP Number)

December 18, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)
[x] Rule 13d-1(c)
[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** Reflects the CUSIP number for the Issuers
Units, each consisting of one share of
Class Acommon stock and one-third of one redeemable warrant (the Units).

The information required in the remainder
 of this cover page shall not be deemed
to be  filed  for thepurpose of Section 18
of the Securities Exchange Act of 1934
 ( Act )or otherwise subject to the
liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13G
CUSIP No.
457817302

1
Names of Reporting Persons

Atalaya Capital Management LP

2
Check the appropriate box if a member of a Group (see instructions)

(a)	[x]
(b)	[ ]

3
Sec Use Only


4
Citizenship or Place of Organization

Delaware
Number of
Shares
Beneficially
Owned by Each
Reporting Person
With:

5
Sole Voting Power
689,040

6
Shared Voting Power
1,290,960

7
Sole Dispositive Power
689,040

8
Shared Dispositive Power
1,290,960

9
Aggregate Amount Beneficially Owned by Each Reporting Person
1,980,000

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[]

11
Percent of class represented by amount in row (9)

7.7%

12
Type of Reporting Person (See Instructions)

IA, PN




CUSIP No.
457817302

1
Names of Reporting Persons

Corbin ERISA Opportunity Fund, Ltd.

2
Check the appropriate box if a member of a Group (see instructions)
(a)	[x]
(b)	[ ]

3
Sec Use Only


4
Citizenship or Place of Organization

Delaware
Number of
Shares
Beneficially
Owned by Each
Reporting Person
With:

5
Sole Voting Power
0

6
Shared Voting Power
860,640

7
Sole Dispositive Power
0

8
Shared Dispositive Power
860,640

9
Aggregate Amount Beneficially Owned by Each Reporting Person

860,640

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[]

11
Percent of class represented by amount in row (9)
3.4%

12
Type of Reporting Person (See Instructions)

PN




CUSIP No.
457817302

1
Names of Reporting Persons

Corbin Capital Partners Group, LLC

2

Check the appropriate box if a member of a Group (see instructions)
(a)	[x]
(b)	[ ]

3
Sec Use Only


4
Citizenship or Place of Organization

Delaware
Number of
Shares
Beneficially
Owned by Each
Reporting Person
With:

5
Sole Voting Power
0

6
Shared Voting Power
1,290,960

7
Sole Dispositive Power
0

8
Shared Dispositive Power
1,290,960

9
Aggregate Amount Beneficially Owned by Each Reporting Person

1,290,960

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[]

11

Percent of class represented by amount in row (9)
5.0%

12
Type of Reporting Person (See Instructions)

OO




CUSIP No.
457817302

1
Names of Reporting Persons

Corbin Capital Partners, L.P.
2
Check the appropriate box if a member of a Group (see instructions)
(a)	[x]
(b)	[ ]

3
Sec Use Only


4
Citizenship or Place of Organization

Delaware
Number of
Shares
Beneficially
Owned by Each
Reporting Person
With:

5
Sole Voting Power
0

6
Shared Voting Power
1,290,960

7
Sole Dispositive Power
0

8
Shared Dispositive Power
1,290,960

9
Aggregate Amount Beneficially Owned by Each Reporting Person

1,290,960

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[]

11
Percent of class represented by amount in row (9)

5.0%
12
Type of Reporting Person (See Instructions)

IA, PN




CUSIP No.
457817302

1
Names of Reporting Persons

Corbin Opportunity Fund, L.P.
2
Check the appropriate box if a member of a Group (see instructions)
(a)	[x]
(b)	[ ]

3
Sec Use Only


4
Citizenship or Place of Organization

Delaware
Number of
Shares
Beneficially
Owned by Each
Reporting Person
With:

5
Sole Voting Power


0

6
  Shared Voting Power


430,320

7
  Sole Dispositive Power


0

8
  Shared Dispositive Power


430,320

9
Aggregate Amount Beneficially Owned by Each Reporting Person
430,320

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[]

11
Percent of class represented by amount in row (9)

1.7%
12
Type of Reporting Person (See Instructions)

PN




Item 1(a).	Name of Issuer:
       INSU Acquisition Corp. III
Item 1(b).	Address of Issuer  s Principal Executive Offices:
       2929 Arch Street, Suite 1703, Philadelphia, PA, 19104-2870
Item 2(a).	Name of Person Filing:
       This Statement is filed on behalf of the following persons
(collectively, the  Reporting Persons ):
i.	Atalaya Capital Management LP ( ACM );
ii.	Corbin ERISA Opportunity Fund, Ltd. ( Corbin );
iii.	Corbin Capital Partners Group, LLC ( CCPG );
iv.	Corbin Capital Partners, L.P ( CCP ); and
v.	Corbin Opportunity Fund, L.P. ( COF ).
       ACM serves as sub-advisor to Corbin and COF, and in such capacity, exercises discretionary investment authority over the Shares (as defined below) underlying Units held directly by Corbin and COF.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

       The address of the principal business office of ACM is One Rockefeller Plaza, 32nd Floor, New York, NY 10020.
The address of the principal business office of each of Corbin, CCPG, CCP, and COF is 590 Madison Avenue, 31st Floor, New York, NY 10022.

Item 2(c).	Citizenship:
		Each of ACM, Corbin, CCP, and COF is a Delaware limited partnership. CCPG is a Delaware limited liability company.

Item 2(d).	Title and Class of Securities:
		Class A Common Stock, par value $0.0001 per share
(the  Shares )

Item 2(e).	CUSIP Number:
		457817302
Item 3. 	If This Statement is Filed Pursuant to
240.13d-1(b) or 240.13d-2(b) or (c), Check Whether
the Person Filing is a:
(a) [] Broker or dealer registered under
Section 15 of the
Exchange Act (15 U.S.C. 78c);

(b) [] Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c);

(c) [] Insurance company as defined in
Section 3(a)(19) of the
Exchange Act (15 U.S.C. 78c);

(d) [] Investment company registered
under Section 8 of the Investment
Company Act of 1940 (15 U.S.C. 80a-8);

(e) [] An investment adviser in
accordance with   240.13d-1(b)(1)(ii)(E);

(f) [] An employee benefit plan or
endowment fund in accordance with
240.13d-1(b)(1)(ii)(F);

(g) [] A parent holding company or control person in accordance with
Rule 13d-1(b)(1)(ii)(G);

(h) [] A savings association as defined in
 Section 3(b) of the Federal Deposit
Insurance Act (12 U.S.C. 1813);

(i) [] A church plan that is excluded from the definition of an investment company under
Section 3(c)(14) of the Investment
Company Act of 1940 (15 U.S.C. 80a-3);

(j) [] Group, in accordance with   240.13d-1(b)(1)(ii)(J).

This Item 3 is not applicable.

Item 4(a).	Amount Beneficially Owned:

	As of the date hereof, ACM may be deemed the beneficial owner of 1,980,000 Shares underlying
Units, which amount includes the (i) 860,640 Shares underlying Units beneficially owned by Corbin and
(ii) 430,320 Shares underlying Units beneficially owned by COF. Each of CCPG and CCP may be deemed the beneficial owner of 1,290,960 Shares underlying
Units.

Item 4(b).	Percent of Class:

       As of the date hereof, ACM may be deemed the beneficial owner of approximately 7.7% of Shares outstanding, which amount includes (i) the 3.4% of Shares outstanding beneficially owned by Corbin and (ii) 1.7% of Shares outstanding beneficially owned by COF. Each of CCPG and CCP may be deemed the beneficial owner of 5.0% of Shares outstanding.
(These percentages are based on 25,575,000
Shares outstanding as reported in the Issuers Current
 Report on Form 8-K filed on December 23, 2020.)

Item 4(c).	Number of shares as to which such person has:
ACM:
(i)	Sole power to vote or to direct the vote:  689,040
(ii)	Shared power to vote or to direct the vote:  1,290,960
(iii)	Sole power to dispose or to direct the disposition of:  689,040
(iv)	Shared power to dispose or to direct the disposition of:  1,290,960

Corbin:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  860,640
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  860,640

CCPG:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  1,290,960
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  1,290,960

CCP:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  1,290,960
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  1,290,960

COF:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  430,320
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  430,320

Item 5.		Ownership of Five Percent or Less of a Class.

		This Item 5 is not applicable.

Item 6.		Ownership of more than Five Percent on Behalf of Another Person.

		This Item 6 is not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

		This Item 7 is not applicable.

Item 8.		Identification and classification of members of the group.

   	ACM, Corbin, CCPG, CCP, and COF may be deemed members of a group, as defined in Rule 13d-5 under the Act, with respect to the Shares.
Such group may be deemed to beneficially own 1,980,000 Shares.
Corbin, CCPG, and CCP disclaim beneficial ownership over the Shares held directly by ACM.

Item 9.		Notice of Dissolution of Group.

		Not applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other
 than activities solely in connection with a nomination under   240.14a-11.



SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Atalaya Capital Management LP


By:
/s/ Drew Philips


Name:
Title:
 Drew Phillips
Authorized Signatory




Corbin ERISA Opportunity Fund, Ltd.


By: Corbin Capital Partners, L.P., its Investment Manager


By:
/s/ Daniel Friedman


Name:
Title:
Daniel Friedman
General Counsel




Corbin Capital Partners Group, LLC


By:
/s/ Daniel Friedman


Name:
Title:
 Daniel Friedman
 Authorized Signatory




Corbin Capital Partners, L.P.


By:
/s/ Daniel Friedman


Name:
Title:
 Daniel Friedman
 General Counsel




Corbin Opportunity Fund, L.P.


Corbin Capital Partners, L.P., its Investment Manager


By:
/s/ Daniel Friedman


Name:
Title:
 Daniel Friedman
 General Counsel

December 28, 2020
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.Attention:
Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Ex.  A - Joint Filing Agreement


Exhibit A

JOINT FILING AGREEMENT

   The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A common stock of INSU Acquisition Corp. III, filed
December 28, 2020 is, and any amendments thereto
(including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities
Exchange Act of 1934, as amended.



Atalaya Capital Management LP


By:
/s/ Drew Phillips


Name:
Title:
 Drew Phillips
Authorized Signatory




Corbin ERISA Opportunity Fund, Ltd.


By: Corbin Capital Partners, L.P., its Investment Manager


By:
/s/ Daniel Friedman


Name:
Title:
Daniel Friedman
General Counsel




Corbin Capital Partners Group, LLC


By:
/s/ Daniel Friedman


Name:
Title:
 Daniel Friedman
 Authorized Signatory




Corbin Capital Partners, L.P.


By:
/s/ Daniel Friedman


Name:
Title:
 Daniel Friedman
 General Counsel




Corbin Opportunity Fund, L.P.


Corbin Capital Partners, L.P., its Investment Manager


By:
/s/ Daniel Friedman


Name:
Title:
 Daniel Friedman
 General Counsel


December 28, 2020